                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         PROMETHEUS INCOME PARTNERS
--------------------------------------------------------------------------------
                              (Name of Issuer)

                    UNITS OF LIMITED PARTNERSHIP INTEREST
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 742941 10 7
--------------------------------------------------------------------------------
                               (CUSIP Number)

                           John F. Hartigan, Esq.
                         Morgan, Lewis & Bockius LLP
                           801 South Grand Avenue
                           Los Angeles, CA  90017
                               (213) 612-2500
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                              December 30, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 12 Pages

----------------------                                        ------------------
CUSIP No.  742941 10 7             SCHEDULE 13D               Page 2 of 12 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PROM INVESTMENT PARTNERS L.L.C.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           AF; WC
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------------------------------------
                       7       SOLE VOTING POWER

                               1,367.395 Units of Limited Partnership Interest
                       ---------------------------------------------------------
                       8       SHARED VOTING POWER
   NUMBER OF SHARES
  BENEFICIALLY OWNED           0
  BY EACH REPORTING    ---------------------------------------------------------
     PERSON WITH       9       SOLE DISPOSITIVE POWER

                               1,367.395 Units of Limited Partnership Interest
                       ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,367.395 Units
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.2%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------



                   *  SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No.  742941 10 7             SCHEDULE 13D               Page 3 of 12 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           AP-GP PROM PARTNERS INC.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------------------------------------
                       7       SOLE VOTING POWER

                               1,367.395 Units of Limited Partnership Interest
                       ---------------------------------------------------------
                       8       SHARED VOTING POWER
   NUMBER OF SHARES
  BENEFICIALLY OWNED           0
  BY EACH REPORTING    ---------------------------------------------------------
     PERSON WITH       9       SOLE DISPOSITIVE POWER

                               1,367.395 Units of Limited Partnership Interest
                       ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,367.395 Units
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.2%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------


                   *  SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No.  742941 10 7             SCHEDULE 13D               Page 4 of 12 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           APOLLO REAL ESTATE INVESTMENT FUND II, L.P.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------------------------------------
                       7       SOLE VOTING POWER

                               1,367.395 Units of Limited Partnership Interest
                       ---------------------------------------------------------
                       8       SHARED VOTING POWER
   NUMBER OF SHARES
  BENEFICIALLY OWNED           0
  BY EACH REPORTING    ---------------------------------------------------------
     PERSON WITH       9       SOLE DISPOSITIVE POWER

                               1,367.395 Units of Limited Partnership Interest
                       ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,367.395 Units
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.2%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No.  742941 10 7             SCHEDULE 13D               Page 5 of 12 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           APOLLO REAL ESTATE ADVISORS II, L.P.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------------------------------------
                       7       SOLE VOTING POWER

                               1,367.395 Units of Limited Partnership Interest
                       ---------------------------------------------------------
                       8       SHARED VOTING POWER
   NUMBER OF SHARES
  BENEFICIALLY OWNED           0
  BY EACH REPORTING    ---------------------------------------------------------
     PERSON WITH       9       SOLE DISPOSITIVE POWER

                               1,367.395 Units of Limited Partnership Interest
                       ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,367.395 Units
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.2%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

            SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT")

================================================================================

Item 1.  Security and Issuer.

                 This statement relates to units of limited partnership interest (the "Units") of Prometheus Income Partners, a California limited partnership (the "Partnership"), which has its principal executive offices at 350 Bridge Parkway, Redwood City, California 94065.


Item 2.  Identity and Background.

                 This Statement is filed jointly by Prom Investment Partners L.L.C., a Delaware limited liability company ("Prom Investment Partners"), AP-GP Prom Partners Inc., a Delaware corporation ("AP-GP Prom Partners"), Apollo Real Estate Investment Fund II, L.P., a Delaware limited partnership ("AREIF II"), and Apollo Real Estate Advisors II, L.P., a Delaware limited partnership ("AREA II"). Prom Investment Partners, AP-GP Prom Partners, AREIF II and AREA II are sometimes collectively referred to herein as the "Reporting Persons."

                 Prom Investment Partners was organized for the purpose of acquiring the Units pursuant to a tender offer on Schedule 14D-1, commenced on October 18, 1996 (the "Tender Offer"). The principal executive office of Prom Investment Partners is at 1301 Avenue of the Americas, 38th Floor, New York, New York 10019. The managing member of Prom Investment Partners is AP-GP Prom Partners, a newly-formed Delaware corporation which is ultimately controlled by Apollo Real Estate Capital Advisors II, Inc., a Delaware corporation ("Advisors"), as general partner of AREA II, the general partner of AREIF II, a private real estate investment fund and the sole shareholder of AP-GP Prom Partners.

                 AREIF II is principally engaged in the business of investment in real estate and real estate-related interests. The address of AREIF II's principal business and its principal office is c/o Apollo Real Estate Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

                 AREA II is the general partner of AREIF II. AREA II is principally engaged in the business of serving as managing general partner of AREIF II. The address of AREA II's principal business and its principal office is c/o Apollo Real Estate Advisors II, L.P., Two Manhattanville

Road, Purchase, New York 10577.  Advisors is the sole general partner of AREA
II. Advisors is principally engaged in the business of serving as general partner of AREA II.

                 Attached hereto as Appendix A is information concerning the executive officers and directors of AP-GP Prom Partners, the managing member of Prom Investment Partners, and Advisors, the general partner of AREA II, as well as certain other entities, which information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. All such persons identified on Appendix A disclaim beneficial ownership of and any pecuniary interest in the Units beneficially owned by the Reporting Persons.

                 None of the Reporting Persons, Advisors, nor any of the persons or entities referred to in Appendix A hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

                 As of the date hereof, the Reporting Persons are deemed to beneficially own 1,367.395 Units. The source of all funds used to acquire beneficial ownership of such Units was investment funds from working capital of Prom Investment Partners, which was contributed by its members AREIF II, AP-GP Prom Partners and Prom LFG L.L.C.. None of the funds used to acquire beneficial ownership were borrowed funds or otherwise obtained for the purpose of acquiring Units. AP-GP Prom Partners, the managing member of Prom Investment Partners, and AREA II, the general partner of AREIF II, are deemed to beneficially own the Units beneficially owned by Prom Investment Partners and AREIF II, respectively. The Units beneficially owned by the Reporting Persons were acquired as described below.

                 Pursuant to the Tender Offer, Prom Investment Partners purchased an aggregate of 1,362.395 Units on December 30, 1996 for an aggregate purchase price of approximately $674,385.50. Prom Investment Partners obtained all of such funds from capital contributions from its members, including AREIF
II. Prior to commencing the Tender Offer, Prom Investment Partners purchased 5 units from an affiliate of its financial advisor at a purchase price of $405 per unit.


Item 4.  Purpose of Transaction.

                 Each of the Reporting Persons acquired beneficial ownership of the Units for investment purposes and not with the purpose of changing or influencing control of the Partnership. Each of the Reporting Persons retains the right, however, to change such investment intent, to acquire further Units or to sell or otherwise dispose of all or a part of the Units beneficially owned by such Reporting Persons in any manner permitted by law.

                 Although the foregoing currently reflects the present plans and intentions of the Reporting Persons, the foregoing is subject to change at any time. The Reporting Persons have and will, on an on-going basis, continue to evaluate their investment in the Partnership. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.


Item 5.  Interest in Securities of the Issuer.

                 (a) and (b) As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 1,367.395 Units, which constitutes approximately 7.2% of the Units outstanding.* The Reporting Persons have sole voting and sole dispositive power of all such Units beneficially owned.

                 (c) Except for the purchase of Units pursuant to the Tender Offer, neither Prom Investment Partners, AP-GP Prom Partners, AREIF II, AREA II, and to the best of Prom Investment Partners' knowledge, the persons listed on Appendix A, nor any affiliate thereof has effected any transaction in the Units within the past 60 days.

                 (d) The Reporting Persons have no knowledge of any persons who have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, any Units beneficially owned by the Reporting Persons.

                 (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 The information set forth in Item 3, Item 4 and Item 5 above is hereby incorporated by reference herein.

                 AREIF II entered into an Option Agreement, dated as of October 17, 1996 (the "Option Agreement"), with Liquidity Financial Group, L.P., a California limited partnership ("LFG") and an affiliate of the financial advisor of Prom Investment Partners in connection with the Tender Offer, pursuant to which LFG was granted an option, for the 6 month period following December 30, 1996, to acquire, indirectly through a member of Prom Investment Partners, up to a 5% interest in Prom Investment Partners.

                 Prom Investment Partners entered into an Advisory Agreement, dated as of October 17, 1996 (the "Advisory Agreement"), with Liquidity Financial Advisors, Inc., a California corporation ("Liquidity Financial"), pursuant to which Liquidity Financial is entitled to certain advisory fees in exchange for advisory services it performed for Prom Investment Partners in connection with the Tender Offer. Such advisory fees are to be equal to 2% of the amount invested, as of the ninetieth day after

------------------

*        All calculations of percentages of beneficial ownership in this
         Schedule 13D are based on there being 18,995 Units outstanding, as of September 30, 1996, as disclosed in the Partnership's Quarterly Report on Form 10-Q for the period ended September 30, 1996.

acquisition of the Units pursuant to the Tender Offer, or approximately $13,488. Further, after the members of Prom Investment Partners have received certain minimum priority returns on their invested capital, Liquidity Financial will be entitled to additional participations in distributions from the Partnership pursuant to the terms of the Advisory Agreement.

                 The discussion herein of the Option Agreement and the Advisory Agreement is subject to and qualified in its entirety by reference to such agreements, copies of which are attached hereto as exhibits and incorporated herein by reference.

                 Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Partnership.


Item 7.  Material to be Filed as Exhibits.

EXHIBIT
  NO.            DESCRIPTION

EX-99.1 Option Agreement, dated as of October 17, 1996, between LFG and AREIF II.

EX-99.2 Advisory Agreement, dated as of October 17, 1996, between Liquidity Financial and Prom Investment Partners.

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8,1997

                              PROM INVESTMENT PARTNERS L.L.C.

                              By:  AP-GP Prom Partners Inc., its managing member


                                   By:  /s/ MICHAEL D. WEINER
                                      -----------------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Secretary

                              AP-GP PROM PARTNERS INC.


                              By:  /s/ MICHAEL D. WEINER
                                 ----------------------------------------------
                                 Name:  Michael D. Weiner
                                 Title: Secretary



                              APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                              By:  Apollo Real Estate Advisors II, L.P.
                                     Managing Member

                              By:  Apollo Real Estate Capital Advisors II, Inc.
                                     General Partner


                                   By:  /s/ MICHAEL D. WEINER
                                      -----------------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President

                              APOLLO REAL ESTATE ADVISORS II, L.P.

                              By:  Apollo Real Estate Capital Advisors II, Inc.
                                    General Partner


                                   By: /s/ MICHAEL D. WEINER
                                      -----------------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President

                                   APPENDIX A


                 The following sets forth information with respect to the executive officers and directors of AP-GP Prom Partners, which is the managing member of Prom Investment Partners, and Advisors, which is the sole general partner of AREA II.

                 AP-GP Prom Partners. Messrs. Lee S. Neibart, W. Edward Scheetz and Richard Mack are executive officers and directors of AP-GP Prom Partners. The principal occupation of each of Messrs. Neibart and Scheetz, each of whom is a citizen of the United States, is to act as an officer of Advisors. The principal occupation of Mr. Mack, who is a citizen of the United States, is to act as an associate of Advisors. The business address of each of Messrs. Neibart, Scheetz and Mack is c/o Apollo Real Estate Management II, L.P., 1301 Avenue of the Americas, New York, New York 10019.

                 Capital Advisors II. Messrs. Leon D. Black, John J. Hannan and William L. Mack are executive officers and directors of Advisors. The principal occupation of each of Messrs. Black and Hannan, each of whom is a citizen of the United States, is to act as an executive officer and director of Apollo Capital Management, Inc., a Delaware corporation ("Apollo Capital"), and of Lion Capital Management, Inc., a Delaware corporation ("Lion Capital"). Messrs. Black and Hannan are founding principals of Apollo Advisors, L.P. ("Apollo Advisors"), Lion Advisors, L.P. ("Lion Advisors") and together with Mr. Mack of Apollo Real Estate Advisors II, L.P. The principal occupation of Mr. Mack, who is a citizen of the United States, is to act as a consultant to Apollo Advisors and as a principal of Apollo Real Estate Advisors, L.P. and to act as President and Managing Partner of the Mack Organization, an owner and developer of and investor in office and industrial buildings and other commercial properties. The principal business of Apollo Advisors and of Lion Advisors is to provide advice regarding investments in securities and the principal business of Apollo Real Estate Advisors, L.P. is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black, Hannan and Mack is c/o Apollo Real Estate Management II, L.P., 1301 Avenue of the Americas, New York, New York 10019.

                                 EXHIBIT INDEX


 Exhibit

 Ex-99.1     Option Agreement, dated as of October 17, 1996, between LFG and
             AREIF II.

 Ex-99.2 Advisory Agreement, dated as of October 17, 1996, between Liquidity Financial and Prom Investment Partners.